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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51326

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/0125 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Westminster Investment Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

23 East North Street
(No. and Street)

New Castle	PA	16101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sandra Lee Burry	724-654-7880	westinvest@verizon.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group, LLC
(Name – if individual, state last, first, and middle name)

PO Box 114	Landenberg	PA	19350
(Address)	(City)	(State)	(Zip Code)

	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandy Lee Burry _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Westminster Investment Group, Inc. _____, as of 12/31 _____, 2 025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Sandra Lee Burry_

Title: President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

WESTMINSTER INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2025

WESTMINSTER INVESTMENT GROUP, INC.
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2025

CONTENTS



RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Westminster Investment Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Westminster Investment Group, Inc., as of December 31, 2025, and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2025 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Westminster Investment Group, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Westminster Investment Group, Inc.'s management. Our responsibility is to express an opinion on Westminster Investment Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Westminster Investment Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital, computation of basic net capital requirements, and computation of aggregate indebtedness, under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Westminster Investment Group, Inc.'s financial statements. The supplemental information is the responsibility of Westminster Investment Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital, computation of basic net capital requirements, and computation of aggregate indebtedness pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

We have served as Westminster Investment Group, Inc.'s auditor since 2015.
Landenberg, Pennsylvania
April 28, 2026

P.O. Box 114 • Landenberg • Pennsylvania • 19350-0114
Phone: 610-713-8208 • www.rwgroupllc.com

WESTMINSTER INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$ 24,263
Accounts Receivable	4,535
Total Assets	$ 28,798

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Liabilities	$14,557

STOCKHOLDERS' EQUITY

Common Stock, without par value; 1,000,000 shares authorized, One share issued and outstanding	3,000
Retained Earnings	9,820
Net Income	1,421
Total Stockholders' Equity	$ 14,241
Total Liabilities and Stockholders' Equity	$ 28,798

See accompanying Notes to Financial Statements

WESTMINSTER INVESTMENT GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES

Commissions from Sales of Mutual Funds	$ 105,307
Other Income	
Total Revenues	$ 105,307

EXPENSES

Commissions	$ 91,212
Legal and Accounting	11,000
Licensing, Filing Fees, and Memberships	$ 1,590
Other Operating Expenses	$ <u>84</u>
Total Expenses	$ 103,886
Income/(Loss) before Provision for Income Taxes	$ 1421
Provision for Income Tax	<u>-</u>
Net Income/(Loss)	$ 1421

See accompanying Notes to Financial Statements

WESTMINSTER INVESTMENT GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock	Retained Earnings	Total
Balance at December 31, 2024	$ 3,000	$9,820	$12,820
Net Income/(Loss)		$ 1,421	$1,421
Balance at December 31, 2025	$ 3,000	$11,241	$14,241

See accompanying Notes to Financial Statements

WESTMINSTER INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income/(Loss)	$	1,421
Changes in Assets and Liabilities:		
Accounts Receivable	$	-194
Accounts Payable	$	2,965
Net Cash Provided by Operating Activities	$	4,192

CASH AND CASH EQUIVALENTS

Cash and Cash Equivalents at Beginning of Year	$	20,071
Cash and Cash Equivalents at End of Year	$	24,263

See accompanying Notes to Financial Statements

WESTMINSTER INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 1 – ORGANIZATION
Westminster Investment Group, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities are limited to the sale of registered investment company shares and variable annuity insurance contracts.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES
The Company uses the accrual basis of accounting. Its accounting and reporting policies are in accordance with generally accepted accounting principles and conform to the general practices within the brokerage industry. The company adopted accounting standard ASC 606, which did not have a material impact on the company. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of mutual funds and variable annuities. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. For both investment company shares and variable annuity insurance contracts, revenue is recognized at the date of the trade. For trails, both investment company shares and annuity insurance contracts, the revenue is recognized when collectible on a monthly or quarterly basis, based on the anniversary date of the investment. Accounts receivable consists of amounts due to investment company shares and annuity contracts.
As of January 1, 2025, the accounts receivable is $4,341.

NOTE 3 – NET CAPITAL REQUIREMENTS
The firm is subject to the net capital rule of the Securities and Exchange Commission. This rule requires that the firm's ratio of "aggregate indebtedness," as defined, to "net capital," as defined, not exceed 15 to 1. At December 31, 2025, the firm's ratio of aggregate indebtedness to net capital was 105.58 to 1, and net capital was $13,787 as compared to the required minimum net capital of $5,000.

NOTE 4 – EXEMPTION FROM RULE 15c3-3
During 2025, the firm limited its business activities to the purchase, sale and redemption of shares of registered investment companies. Securities of customers were not accepted for safekeeping. The company does not routinely accept customer's funds and any funds sent to the company, which consisted solely of checks payable to registered investment companies, were promptly remitted. The company is therefore exempt from the customer reserve requirements of SEC rule 15c3-3 under section (k) (1).

NOTE 5 – CASH EQUIVALENTS
The Company considers investments in liquid debt instruments with original maturity dates of less than three months as cash equivalents for purposes of the Statement of Cash Flows.

NOTE 6 - INCOME TAXES

The Company has elected to file income tax returns as a subchapter S Corporation as defined in the Internal Revenue Code. Generally, an S Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability. The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realize ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

NOTE 7 - USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 28, 2026 date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

WESTMINSTER INVESTMENT GROUP, INC.
AT DECEMBER 31, 2025

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity	$ 14,241
Deductions and/or Charges	
Non-Allowable Assets	
Accounts Receivable	
Other Deductions/Charges	-454
	$ 13,787
Net Capital	

SCHEDULE II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required	$ 970
Minimum Dollar Net Capital Requirement	$ 5,000
Net Capital Requirement $	$ 5,000
Excess Net Capital	$ 8,787
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$ 7,787
Percentage of Aggregate Indebtedness to Net Capital	105.58%

Percentage of Debt to Debt-Equity Computed
In Accordance with Rule 15c3-1(d) N/A

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness Liabilities	$ 14,557
Percentage of Aggregate Indebtedness to Net Capital	105.58%

SCHEDULE III

RECONCILIATION WITH COMPANY'S COMPUTATION UNDER RULE 15-c3-1

There were no differences in the computation of net capital between this report and the corresponding computation prepared by the Company for inclusion in its unaudited Part II Focus Report as of December 31, 2025.



Westminster
Investment
Group, Inc.

23 East North Street
New Castle, Pennsylvania 16101
724-654-7880 • Fax 654-7855

EXEMPTION REPORT

December 31, 2025

To the best of our knowledge and belief, Westminster Investment Group, Inc.is exempt from the provisions of Rule 15c3-3(k)(1) because it meets the conditions set forth in paragraph (k) of Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(1). The company met the exemption provision in paragraph (k)(1) of Rule 15c3-3 from the period January 1, 2025 through December 31,2025 without exception.

Very truly yours,

Sandra L. Burry
President



RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Westminster Investment Group, Inc.

We have reviewed management's statements, included in the accompanying Rule 17a-5(d)(4), in which (1) Westminster Investment Group, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westminster Investment Group, Inc. claimed an exemption under 17C.F.R §240.15c3-3: (1) (the "exemption provision") and (2) Westminster Investment Group, Inc. stated that Westminster Investment Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Westminster Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westminster Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC

Landenberg, Pennsylvania
April 28, 2026

P.O. Box 114 • Landenberg • Pennsylvania • 19350-0114
Phone: 610-713-8208 • www.rwgroupllc.com